UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.
(Translation of registrant’s name into English)

250 Bowie Ave
Toronto, Ontario, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

	By:	/s/ John Black
	Name:	John Black
	Title:	Chief Financial Officer
Date: August 10, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consolidated Interim Financial Statements for the Three Months Ended June 30, 2017
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended June 30, 2017
99.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
99.4	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
99.5	Press release of Canada Goose Holdings Inc., dated August 10, 2017
99.6	Amended and Restated Form of Option Agreement under the Omnibus Incentive Plan, effective as of June 13, 2017
99.7	Form of Option Agreement under the Omnibus Incentive Plan Applicable to Swiss Employees
99.8	Amended and Restated Employee Share Purchase Plan, effective as of June 13, 2017